Exhibit 2.1

ANNUAL INFORMATION FORM
2009
MARCH 16, 2009

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	1

FORWARD-LOOKING INFORMATION	1

CORPORATE STRUCTURE	1

Name and Incorporation	1
Intercorporate Relationships	1

GENERAL DEVELOPMENT OF THE BUSINESS	2

Overview	2
Equipment Group	2
Compression Group	3
Three Year History	3
Equipment Group	3
Compression Group	3
General	3

NARRATIVE DESCRIPTION OF THE BUSINESS	4

Equipment Group	4
Facilities and Principal Products	4
Revenue by Category	4
Competitive Conditions	5
Raw Materials	5
Seasonality	6
Customers	6
Compression Group	6
Facilities and Principal Products	6
Revenue by Category	6
Competitive Conditions	7
Raw Materials	7
Seasonality	7
Customers	7
Foreign Operations	7
Research and Development	7
Corporate Office	7
Employees	8
Locations	8
Environmental Matters	8
Safety	9
Ethics and Privacy	9

OPERATING AND FINANCIAL RISKS AND RISK MANAGEMENT	10

LEGAL PROCEEDINGS	10

CAPITAL STRUCTURE AND MARKET FOR SECURITIES	10

Capital Structure	10
Trading Price and Volume	10

DIVIDENDS	11

DIRECTORS AND OFFICERS	12

Directors	12
Officers	13

TRANSFER AGENT	13

AUDIT COMMITTEE INFORMATION	13

Overview	13
Mandate of the Audit Committee	13
Relevant Education and Experience of Audit Committee Members	13
External Auditors	15
External Auditor Service Fees	15

ADDITIONAL INFORMATION	15

APPENDIX A	17

PRESENTATION OF INFORMATION
In this Annual Information Form, the terms “Toromont” and the “Corporation” mean Toromont Industries Ltd. together with, where the context requires, each of its subsidiaries.
Unless otherwise stated, all dollar amounts are expressed in Canadian dollars.
FORWARD-LOOKING INFORMATION
Certain statements contained in this Annual Information Form constitute “forward-looking statements”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and are influenced by management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. These statements entail various risks and uncertainties including, but not limited to, risks and uncertainties related to: trends in the general business cycle; fluctuations in commodity prices; the Corporation’s dependence on Caterpillar; the availability and timely supply of equipment and products; competition; credit risk relating to customers; fluctuations in the Canadian dollar relative to the United States dollar and the Euro; changes in interest rates; and the availability of additional capital as well as those risks and uncertainties set out in the “Risks and Risk Management” and the “Outlook” sections of the Management Discussion and Analysis included in the Corporation’s 2008 Annual Report. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. Toromont disclaims any obligation or intention to update or revise any forward-looking statement, whether the result of new information, future events or otherwise.
CORPORATE STRUCTURE
Name and Incorporation
Toromont Industries Ltd. is the successor corporation to Toromont Industrial Holdings Ltd., which was incorporated under the laws of Canada in 1961. Its name was changed to Toromont Industries Ltd. on April 18, 1974, and it was continued under the Canada Business Corporations Act on January 1, 1997 as a result of an amalgamation with wholly-owned subsidiaries. In this Annual Information Form, the terms “Toromont” and the “Corporation” mean Toromont Industries Ltd. together with, where the context requires, each of its subsidiaries. The address of the principal office of the Corporation is 3131 Highway 7 West, Concord, Ontario, L4K 1B7.
Intercorporate Relationships
The principal subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of voting securities held by the Corporation are set out below. In addition, certain business units in Canada operate as divisions of the Corporation as outlined below.

GENERAL DEVELOPMENT OF THE BUSINESS
Toromont Industries Ltd. operates through two business segments: the Equipment Group and the Compression Group. The Equipment Group includes one of the world’s largest Caterpillar dealerships by revenue and geographic territory in addition to industry-leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of natural gas compression units and hydrocarbon and petrochemical process systems and industrial and recreational refrigeration systems. Both groups offer comprehensive product support capabilities. Toromont employs over 4,500 people in 128 locations.
Overview
Through 1985, Toromont held investments in businesses operating in a number of industries. The focus of the Corporation was narrowed in 1986 to Compression businesses, including both gas compression and refrigeration systems. In 1993, the focus of the Corporation expanded to include the Equipment Group, and thus provide a more financially diversified and balanced operation.
Equipment Group
The Equipment Group was established in July 1993 when Toromont acquired the operating assets of Crothers Properties Limited and became the authorized dealer for Caterpillar equipment for most of the Province of Ontario. The Caterpillar dealership territory was expanded in 1996 with the acquisition of Newfoundland Tractor and Equipment Company Limited, the authorized Caterpillar dealer for all of Newfoundland and most of Labrador (other than the portion of Labrador lying west of 64° W. longitude and south of 56° N. latitude) and the French islands of St. Pierre and Miquelon located off the south shore of Newfoundland. In 2001, the Caterpillar dealership territory was again expanded with the acquisition of Powell Equipment Limited, the Caterpillar dealer in the province of Manitoba, northwestern Ontario and in most of the territory of Nunavut (east of the 110° longitude).

In 1996, Toromont expanded into the equipment rental business with the acquisition of Battlefield Equipment Rentals and other equipment rental companies in various locations. The Battlefield Equipment division has since grown progressively through acquisitions and the development of greenfield operations to a total of 36 locations.
In 1997, Toromont Energy Ltd. (“Toromont Energy”), a wholly owned subsidiary of Toromont, was created to combine the power generation and co-generation expertise it had developed over the years within the Power Systems group of the Ontario Caterpillar dealership, and to capitalize on opportunities in Ontario’s electricity markets.
Compression Group
A significant component of the Compression Group prior to 1993 was an equity investment in Enerflex Systems Ltd. (“Enerflex”), a major gas compression company. This investment was reduced from 51% to 30% as a result of Enerflex’s initial public offering in 1993. In February 1997, Toromont sold its remaining investment in Enerflex. During the period from 1990 to 2002, Compression activities continued to grow through developments in the Process and Industrial and Recreational refrigeration sectors. In 1998, Toromont sold its Commercial refrigeration business in the Western United States to focus on the expansion and development of its Industrial and Process refrigeration operations, which were more consistent with the Corporation’s strategic direction.
In 2003, Energy Industries Inc., a leading manufacturer of reciprocating natural gas compression packages, was purchased.
Three Year History
The following is a summary of significant developments in each of the Corporation’s core businesses during the past three years.
Equipment Group
•	Battlefield opened new greenfield locations in Barrie, Ontario in 2006 and Concord, Ontario in late 2007.

•	Toromont CAT opened three on-site locations in 2006 and 2007 at customer-owned mine sites in Northern Ontario and Nunavut.

•	Battlefield acquired all of the shares of Sunrise Equipment Rentals in Timmins, Ontario, effective March, 2007.

•	Battlefield acquired the rental assets of Mid-Canada Rentals in Sault St. Marie, Ontario, effective June, 2008.
Compression Group
•	Toromont Energy Systems Inc. opened a service depot in Gillette, Wyoming in 2006.

•	January 2006, Toromont Energy Systems Inc. purchased certain assets, consisting primarily of real estate and other capital assets including 40,000 sq. ft. of production capacity in Casper, Wyoming. With further expansion in 2008 and 2009, this facility will have increased in size to almost 200,000 square feet.

•	In late 2006, Toromont Energy Systems Inc. completed an expansion of its Houston, Texas fabrication facilities to 80,000 square feet.

•	In June 2008, the operations of Aero Tech Manufacturing Inc. were sold to its management.
General
•	The regular quarterly dividend has been increased annually in each of the last 20 years, maintaining a long-term average target payout of approximately 30% of trailing earnings from continuing operations. The quarterly dividend was increased by 25% in 2006, 20% in 2007 and 16.7% in 2008.

•	The Corporation maintains a Normal Course Issuer Bid. In 2008, the Corporation purchased 595,600 shares for a total cost of $12.8 million.

•	On November 2, 2005, the Corporation implemented a Shareholder Rights Plan. Shareholder approval was given at the Corporation’s 2006 Annual and Special Meeting of Shareholders. The terms of the Plan are contained the Shareholder Rights Plan Agreement dated November 2, 2005 between the Corporation and CIBC Mellon Trust Company, as rights agent. The Shareholder Rights Plan is intended to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such bid. The Shareholder Rights Plan will be in effect for a period of three years, unless reconfirmed by shareholders. A shareholder or any other interested party may obtain a copy of the Shareholder Rights Plan through the internet at www.sedar.com or by writing or calling the Vice President, Human Resources and Legal and Corporate Secretary of the Corporation.
NARRATIVE DESCRIPTION OF THE BUSINESS
Toromont operates in two segments, the Equipment Group and the Compression Group.
Equipment Group
The Equipment Group is comprised of the following businesses:
•	Toromont CAT

•	Battlefield — The CAT Rental Store

•	Toromont Energy
Facilities and Principal Products
Toromont CAT is one of the world’s largest Caterpillar dealerships by revenue and geographic territory, with a network of branches in Ontario, Manitoba, Newfoundland and most of Labrador and Nunavut, providing a broad range of equipment supply and customer service capabilities. The Caterpillar dealerships represent a broad range of Caterpillar products, including earthmoving and construction equipment, paving machines, forestry and mining equipment, diesel engines for trucks, industrial and marine applications, and power generation. In addition to the sales and service of equipment, operations include the distribution of replacement parts for Caterpillar products and other equipment lines, and the remanufacture and repair of engines and engine components. The Caterpillar dealerships operate a total of 35 branch locations across Ontario, Manitoba, Newfoundland and Labrador and Nunavut, including on-site facilities at major customer-owned mine sites. Headquarters are located in Concord, Ontario.
Battlefield — The CAT Rental Store is a one-stop source for more than 300 brand name products, with a network of branches across Ontario, Manitoba and Newfoundland and Labrador providing rental equipment to construction contractors and specialized rental equipment to plant maintenance contractors. Battlefield rents, sells and services Caterpillar compact construction equipment, construction and industrial equipment and tools to contractors, as well as concrete related building materials and tools, new and used construction equipment and propane. Battlefield has 36 locations in Ontario, Manitoba and Newfoundland and Labrador, including its head office facility in Stoney Creek, Ontario.
Toromont Energy develops distributed generation and combined heat and power projects of less than 50 MW. A subsidiary of Toromont, its core business is the supply, construction and operation of high efficiency power plants, using Caterpillar’s power generation technologies. In addition to providing a range of services for power generation projects, Toromont Energy on a selective basis participates in project ownership. Toromont Energy is based in Concord, Ontario, and operates three plants throughout Ontario that supply energy to hospitals, district energy systems and industrial processes. Toromont signed a five-year agreement with the Ontario Power Authority in 2007 regarding the power from such plants.
Revenue by Category
The following table depicts the revenue by category of product and service. All revenues are with parties the Corporation deals with at arm’s length.

($ thousands)
Equipment Group

	Twelve months ended December 31
$ thousands	2008	2007	% change

Equipment sales and rentals
New	$503,478	$528,406	(5%)
Used	145,069	129,989	12%
Rental	151,342	147,427	3%

Total equipment sales and rentals	799,889	805,822	(1%)
Power generation	8,893	11,328	(21%)
Product support	290,431	281,186	3%

Total revenues	$1,099,213	$1,098,336	—

Competitive Conditions
Toromont competes with international, national, regional and local distributors of competing equipment product lines. Toromont’s competitive strengths consist of distribution of high quality products, and continued emphasis on comprehensive product support services from locations in proximity to our customers. The Corporation has a strong financial position allowing for increased leverage and growth. In addition to sales and rentals, the Equipment Group offers mobile maintenance, rebuild capability, oil analysis, fuel injection rebuild laboratories, financing options through Caterpillar Financial Services Limited, online parts access and other e-commerce services. The breadth of Toromont’s operations provides it with a competitive advantage in terms of servicing the needs of its customers.
Caterpillar, Toromont’s largest supplier, manufactures a wide range of equipment and also distributes, through its dealer network, products manufactured for it and sold under the Caterpillar brand name. The Caterpillar brand is very strong and is widely recognized. Caterpillar builds high quality, reliable products. Accordingly, its products often have a higher capital cost than most competitors’ products. However, most owners of CAT products find that, over the length of the operation of a machine, the total ownership cost including downtime, repairs and maintenance, is among the best in the heavy equipment industry. Caterpillar’s competitors typically offer a more limited range of products, which are specific to particular applications and industries. Toromont’s share of industry-wide sales, in the regions it serves, varies significantly across product lines and industries.
Raw Materials
The Corporation has dealership and distributor agreements with various equipment manufacturers, the most significant of which are with Caterpillar. Toromont is an authorized dealer for Caterpillar products within our assigned territories. The principal agreements common to arrangements such as this can be terminated on 90 days’ notice. Other agreements can be terminated on four to six months’ notice. In the event of termination of an agreement by Caterpillar, Caterpillar will purchase substantially all related inventories of new equipment and new parts stock from Toromont at cost. Toromont became a Caterpillar dealer in 1993 and has developed an excellent relationship with Caterpillar. Management of the Corporation is not aware of any matter which could result in termination of the dealership agreements with Caterpillar. As the majority of the Caterpillar dealerships’ sales and product support activities involve Caterpillar products, the dealerships’ success is dependent upon the continued market acceptance of Caterpillar products.
From time-to-time, during periods of intense product demand or during any disruption in the production of Caterpillar equipment, Caterpillar may find it necessary to allocate its supply of particular products among its dealers. This was the case in 2004 and 2005 when many products were under allocation. The supply of new equipment began improving in 2006, with further improvements in 2007 and 2008; however, certain models remain on managed distribution. This has caused Toromont to maintain somewhat higher inventories than usual. Any such allocation of supply has not historically proven to be a significant impediment to the conduct of the Caterpillar dealership business and the Company has been successful in responding to customers’ equipment needs.

The Equipment Group has developed dealer relationships for other product lines not offered by Caterpillar in order to expand our markets, broaden our product offerings and to strengthen product support services. These include relationships with Blount International Inc., Timberking, Agco, Trimble, Terex O&K and Metso.
Seasonality
The Equipment Group has a distinct seasonal trend in activity levels. Lower revenues are recorded during the first quarter due to winter shutdowns in the construction industry. The fourth quarter has traditionally been the strongest quarter due in part to the timing of customers’ capital investment decisions, delivery of equipment from suppliers for customer-specific orders and conversions of equipment on rent with a purchase option.
Customers
The Equipment Group’s customer base includes infrastructure contractors, residential and commercial contractors, builders, mining companies, aggregate producers, forestry companies, pulp and paper producers, general contractors, utilities, municipalities, marine companies and waste handling companies. There is no significant concentration of revenues within any one segment.
Compression Group
The Compression Group is comprised of the following businesses:
•	Toromont Energy Systems

•	CIMCO Refrigeration
Facilities and Principal Products
Toromont Energy Systems Inc. (“TESI”) designs, engineers, fabricates, installs and services customized natural gas compression and hydrocarbon and petro chemical process compression equipment in North America and internationally. TESI has 24 locations in Alberta, the United States and the United Kingdom, including its head office and manufacturing facility in Calgary, Alberta. The main manufacturing facilities are in Calgary, Alberta, Houston, Texas and Casper, Wyoming. The other offices are sales, engineering and/or other service locations.
CIMCO Refrigeration is Canada’s largest supplier of industrial and recreational compression equipment, providing full-service capabilities including design, engineering, installation and after-market service. Industrial refrigeration applications include the food, dairy, cold storage and beverage segments. Recreational refrigeration applications include artificial ice surfaces for various sporting activities such as hockey, curling, skating and other unusual ice surfaces. CIMCO is the “Preferred Ice Rink Equipment Supplier” for the National Hockey League. Headquartered in Toronto, Ontario, CIMCO operates through 29 locations across Canada and the United States.
Revenue by Category
The following table depicts the revenue by category of product and service. All revenues are with parties the Corporation deals with at arm’s length.

($ thousands)
Compression Group

	Twelve months ended December 31
$ thousands	2008	2007	% change

Package sales and rentals
Package sales	$792,856	$577,810	37%
Rentals	21,149	19,236	10%

Total package sales and rentals	814,005	597,046	36%
Product support	207,991	191,379	9%

Total revenues	$1,021,996	$788,425	30%

Competitive Conditions
Toromont competes with international, national, regional and local suppliers of various products, particularly due to the global distribution of its products. Toromont’s competitive strengths consist of the distribution of high quality products, a broad product line and continued emphasis on product support services from locations in proximity to our customers. Toromont competes on price, quality and product support capabilities. The Corporation has a strong financial position allowing for increased leverage and growth. The Compression Group has internationally recognized engineering capabilities, preferred status with leading suppliers and some customers, provides single source capabilities, and is a leader in using environmentally friendly refrigerants.
Raw Materials
Raw materials, components, parts and engines used by the compression operations are generally available from a variety of sources. Toromont has not experienced significant problems in obtaining supply of materials to date and management does not expect significant supply constraints in the foreseeable future.
Seasonality
The Compression Group also has a distinct seasonal trend in activity levels due to well-site access and drilling patters, which are adjusted to take advantage of weather conditions. Generally, higher revenues are reported in the fourth quarter of each year. Variations from this trend usually occur when natural gas market fundamentals are either improving or deteriorating.
Customers
The Compression Group’s customer base includes natural gas, fuel gas and carbon dioxide developers, petrochemical companies, food and beverage processors and recreational facilities around the world.
Foreign Operations
Approximately 44% of compression revenues originated from the Canadian operations; the balance came from the U.S. business units. The locations of customers vary from year-to-year; in 2008 approximately 5% of consolidated compression revenues were destined for customers outside of North America. Export destinations in recent years have included Angola, Australia, China, Czech Republic, Indonesia, Kazahkstan, Kuwait, Mexico, Nigeria, Tunisia, Turkey, United Arab Emirates, and Uruguay.
Research and Development
Projects undertaken for the supply of new equipment typically involve considerable custom engineering that may include unique applications requiring efforts of a research and development nature. Expenditures related to these activities are not charged to research and development, but directly to project costs.
Corporate Office
Day-to-day operations are managed at the Corporation’s business unit level. Toromont’s corporate office in Concord, Ontario provides overall strategic direction and control as well as centralized insurance, legal, taxation, treasury and human resource functions.

Employees
At December 31, 2008, Toromont employed over 4,500 people, with 3,780 employees located in Canada and the balance mainly in the United States. The workforce is split fairly evenly between the Equipment and Compression Groups. The Company is a party to 16 collective agreements covering a total of approximately 1,160 employees. Of these, 3 have expired and are in the process of being renegotiated. Several collective agreements affecting CIMCO will expire in 2009. The major collective agreement in Concord expires in June 2009. Generally, Toromont believes its labour relations to be satisfactory and does not anticipate any difficulties in respect of upcoming negotiations.
Locations
Toromont operates from 128 facilities throughout Canada, the United States and the United Kingdom, 64 of which are leased. Other than its fabrication and repair facilities, Toromont’s principal properties are primarily sales and service outlets. In addition to the facilities referenced below, Toromont owns land in King City (Ontario) and Goose Bay (Labrador) for future development.

				Total Square
Location	Equipment Group	Compression Group	Total Facilities	Footage
Canada:
British Columbia		4	4	21,400
Alberta		15	15	445,200
Saskatchewan		3	3	8,200
Manitoba	10	1	11	180,500
Ontario	52	6	58	1,200,400
Quebec		3	3	19,400
Maritimes		2	2	7,500
Newfoundland / Labrador	9	1	10	110,100
Nunavut	2	0	2	8,500

United States:
Arizona		1	1	3,100
Connecticut		1	1	2,000
New Jersey		1	1	200
Missouri		0	0	—
Texas		6	6	151,400
Utah		0	0	—
Wyoming		6	6	153,100
Colorado		2	2	13,700
Alabama		1	1	13,700
Florida		1	1	800

United Kingdom		1	1	700

Total Facilities	73	55	128	2,339,900
Environmental Matters
Toromont’s operations are subject to a variety of federal, provincial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials and the storage of materials in underground and above ground tanks.
Toromont is committed to the responsible management of the environment. A variety of programs are conducted throughout its operations to support this commitment, including information sessions and training for employees, and the implementation of response mechanisms and reporting procedures to ensure that appropriate parties are informed about environmental risks and hazards and of specific problems, if and when they occur. Management believes that Toromont is currently in compliance with applicable environmental laws in Canada and the United States in all material respects.

Some components of the Compression Group’s activities involve the use of ammonia and alternative refrigerants, which must be stored and handled in accordance with applicable environmental regulations. Our operations are subject to federal, provincial and state regulations, which govern air emissions and impose specific requirements on the use and handling of chlorofluorocarbons, or CFCs, and certain other refrigerants. Regulations now prohibit the release of CFCs and HCFCs used as refrigerants into the environment, and require persons who repair and service equipment that use these refrigerants to be certified by the appropriate regulatory authority. The Corporation is a leader in the use of ammonia based refrigeration systems and as such, current environmental regulations do not have a material adverse impact on compression operations. To the extent more stringent regulations are enacted, Toromont intends to continue to address them in a proactive manner.
The Canadian Government is in the process of developing new measures for reducing greenhouse gases. Accordingly, it is difficult to determine and it is too early to assess what impact the new measures will have on customers, particularly those of the Compression Group. However, the Corporation has many products and initiatives such as Eco-Chill, Eco-Snow, auxiliary power units, distributed generation power systems and ACERT engines that are designed to reduce greenhouse gas emissions.
Toromont’s current costs of complying with applicable environmental laws and regulations are not material. The Company estimates that its operations generated approximately 47,300 tonnes of CO2 equivalent emissions in 2008. The Company’s fleet of service vehicles generate a majority of the Company’s greenhouse gases. However, the two single largest sources are engine testing facilities at Toromont CAT Reman and Power Systems operations in Concord, Ontario. The Company is exploring the possibility of adding scrubbers to the exhaust stacks for the engine testing facilities (the cost is not material).
Battlefield — The CAT Rental Store was the first Toromont business to adopt an anti-idling policy for its service vehicles in 2007. In 2008, the policy was adopted by Toromont Energy Systems, CIMCO and Toromont CAT, meaning some 1,300 service vehicles are now covered by an anti-idling policy. While it is difficult to precisely quantify the benefit of this conservation method, estimates across just Battlefield’s fleet of 300 trucks concluded that idling represented more than $300,000 of unnecessary annual fuel cost, not to mention 1,005 tonnes of CO2 equivalent emissions. As new, more fuel efficient service vehicles are purchased each year, the Company’s greenhouse gases will continue to be reduced. An improvement of 5% in fuel efficiency (in the ordinary course of business the Company usually purchases approximately 50 new service vehicles each year) across the fleet is expected to reduce greenhouse gases by 1,400 tonnes per annum. In addition, emissions from Toromont CAT testing facilities will decrease as the engines tested in such facilities become more fuel efficient.
The Corporation is not a large generator of greenhouse gases and, although costs of compliance are expected to increase over time, it does not anticipate that any significant expenditures will be necessary to ensure future compliance with applicable environmental laws and regulations. Management reports quarterly to the Board of Directors on environmental matters.
See the Corporation’s 2008 Annual Report for additional information regarding the Corporation’s environmental initiatives.
Safety
The Corporation maintains an active and extensive accident prevention program at each of its operations. Safety initiatives are built into the business plans of each division. The Corporation considers the identification of near misses and responses thereto to be crucial in its attempts to reduce workplace injuries. The Board receives regular quarterly reports from the divisions regarding their health and safety performance. The Corporation’s senior health and safety managers from each division meet in person or by teleconference on a quarterly basis to promote the sharing of best health and safety practices across the Corporation.
Ethics and Privacy

The Corporation is committed to managing its activities in an ethical and proper manner in all aspects. The Corporation has a Code of Business Conduct setting out the expectations for the ethical and appropriate behaviour of all its Directors, officers and employees. The Code of Business Conduct is reviewed annually by the Corporation’s senior management and Board of Directors. The Corporation’s Directors, officers and most employees are required to sign an annual acknowledgment of their compliance with the Code.
The Corporation has established a toll-free, anonymous telephone and web-based compliance hotline, which can be used by employees and others to report suspected accounting or auditing irregularities and unethical behaviour or other breaches of the Code of Business Conduct impacting the Corporation. The web address is www.openboard.info/tih. All complaints to the compliance hotline are brought to the attention of the Chairs of the Audit Committee and the Human Resources and Compensation Committee of the Corporation’s Board of Directors.
The Corporation and each of its divisions has adopted a Privacy Policy, appointed Privacy Managers and engaged in employee training regarding privacy obligations. The Corporation has also issued a Privacy Statement that sets out the Corporation’s commitment to protecting the privacy of personal information. Both the Code of Business Conduct and the Privacy Statement are available on the Company’s website at www.toromont.com.
OPERATING AND FINANCIAL RISKS AND RISK MANAGEMENT
A detailed discussion of operating and financial risks relating to the Corporation is included in the Management Discussion and Analysis included in the Corporation’s 2008 Annual Report, which is incorporated herein by reference.
LEGAL PROCEEDINGS
Toromont is occasionally named as a party in various claims and legal proceedings, which arise during the normal course of its business. Toromont reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, management does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole.
CAPITAL STRUCTURE AND MARKET FOR SECURITIES
Capital Structure
The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. The common shares entitle holders to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of the preferred shares, the common shares also entitle holders to receive any dividends declared by the Board of Directors and the remaining property after the Corporation is dissolved. As at December 31, 2008, there were 64,620,677 common shares outstanding and no preferred shares were outstanding.
Trading Price and Volume
The Corporation’s common shares are listed and posted for trading on The Toronto Stock Exchange (TSX) and trade under the share symbol “TIH”.
The high and low trading prices for common shares along with the daily average volume for each month of 2008 were as follows:

			Average Daily
	Price ($ per common share)		Volume
	High	Low	(in shares)
January	28.64	22.45	102,518
February	30.20	26.50	148,035
March	30.53	28.21	208,765
April	32.49	28.53	84,598
May	32.40	29.05	93,356
June	30.94	27.00	119,656
July	31.80	26.28	91,020
August	32.90	30.40	70,200
September	32.61	25.52	110,596
October	26.74	19.03	172,581
November	24.19	20.01	154,562
December	23.51	19.89	132,441
DIVIDENDS
Toromont has a practice of paying quarterly dividends on its outstanding common shares, targeting over the longer term, a payout of approximately 30% of trailing earnings from continuing operations. This practice is reviewed at least annually, based upon and subject to the Corporation’s earnings, financial requirements and general economic circumstances. Certain of Toromont’s credit facilities, typical to commercial lending arrangements, contain provisions which could limit the payment of dividends if certain financial covenants are not met. As at December 31, 2008, the Corporation was in full compliance with these covenants.
The Corporation has declared the following dividends per share on its outstanding common shares during the past three years:

		Dividend per
Fiscal Period		Common Share
2006	First Quarter	$0.10
	Second Quarter	$0.10
	Third Quarter	$0.10
	Fourth Quarter	$0.10

2007	First Quarter	$0.12
	Second Quarter	$0.12
	Third Quarter	$0.12
	Fourth Quarter	$0.12

2008	First Quarter	$0.14
	Second Quarter	$0.14
	Third Quarter	$0.14
	Fourth Quarter	$0.14
On February 10, 2009, the Board of Directors approved a 7% increase in the regular quarterly dividend to 15 cents per common share, effective with the dividend to be paid on April 1, 2009 to shareholders of record on March 13, 2009.

DIRECTORS AND OFFICERS
The names, municipalities and country of residence and principal occupations of the Directors and officers of Toromont, as well as the year each Director first became a Director are set out below. The term of office of each Director will expire at the next Annual Meeting of Shareholders of the Corporation.
Directors

	Year First
	Became
Name, Municipality and Country of Residence	Director	Principal Occupation
Robert S. Boswell Denver, Colorado, USA	2007	Chairman and Chief Executive Officer, Laramie Energy II LLC. (a Denver, Colorado based natural gas exploration and development company)

Robert M. Franklin (2,3) Toronto, Ontario, Canada	1994	Corporate Director

Ronald G. Gage, FCA (1,2) Toronto, Ontario, Canada	2000	Corporate Director

David A. Galloway (1,3) Toronto, Ontario, Canada	2002	Chairman, Bank of Montreal

Wayne S. Hill Toronto, Ontario, Canada	1988	Corporate Director

H. Stanley Marshall (3) Topsail, Newfoundland, Canada	1998	President and Chief Executive Officer, Fortis Inc. (an international electric utility holding company)

John S. McCallum (1,2) Winnipeg, Manitoba, Canada	1985	Professor, I. H. Asper School of Business, University of Manitoba

Robert M. Ogilvie Caledon, Ontario, Canada	1986	Chairman and Chief Executive Officer of the Corporation

Stephen J. Savidant Calgary, Alberta, Canada	2007	Chairman, ProspEx Resources Ltd. (a Calgary, Alberta based oil and gas exploration company)

Notes

(1)	Member of Nominating and Corporate Governance Committee

(2)	Member of Audit Committee

(3)	Member of Human Resources and Compensation Committee

Officers

Name and Municipality of Residence	Principal Occupation
Robert M. Ogilvie Caledon, Ontario, Canada	Chairman and Chief Executive Officer

Paul R. Jewer King City, Ontario, Canada	Vice President, Finance and Chief Financial Officer

Michael P. Cuddy Tottenham, Ontario, Canada	Vice President and Chief Information Officer

David C. Wetherald Oakville, Ontario, Canada	Vice President, Human Resources & Legal and Corporate Secretary
During the past five years, all of the Directors and officers of Toromont have been engaged in their principal occupations or in executive capacities with the corporations or entities in which they currently hold positions, with the following exceptions:
•	Robert M. Franklin was Chairman of Placer Dome Inc. for at least the five years prior to 2006;

•	Robert M. Ogilvie was Executive Chairman of the Corporation until his retirement in May, 2005;

•	Stephen J. Savidant was President and Chief Executive Officer of Esprit Energy Trust from 2002 to 2006;

•	Michael P. Cuddy was General Manager, Information Technology and Chief Information Officer of Toromont for at least the five years prior to August, 2004;

•	David C. Wetherald was Senior Vice President and Secretary of Headline Media Group Inc. from January 2003 to February 2004 and then was General Counsel and Secretary of Toromont from April 2004 to February 2005;

•	Paul R. Jewer was Vice President and Chief Financial Officer of Rothmans Inc. from 2000 to October, 2005;
Mr. Galloway, a Director of the Corporation, while serving as President and Chief Executive Officer of Torstar, was a director of ITI Education Corporation (due to Torstar Corporation’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August, 2001.
The Directors and officers of Toromont as a group beneficially own, directly or indirectly, or exercise control or direction over 3.9% of the outstanding common shares of the Corporation.
TRANSFER AGENT
The transfer agent and registrar for Toromont’s common shares is CIBC Mellon Trust Company in Toronto, with offices in major cities coast to coast.
AUDIT COMMITTEE INFORMATION
Overview
The Audit Committee is comprised of J.S. McCallum (Chairman), R.M. Franklin and R.G. Gage all of whom are considered by the Board of Directors to be “financially literate” and independent within the meaning of Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”).
Mandate of the Audit Committee
The principal duties include oversight responsibility for financial statements and related disclosures, reports to shareholders and other related communications, establishment of appropriate financial policies, the integrity of accounting systems and internal controls, approval of all audit and non-audit services provided by the independent auditors, consultation with the auditors independent of management and overseeing the work of the auditors and Internal Audit department. The Terms of Reference of the Audit Committee was approved by the Corporation’s Board and is included in Appendix A.
Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by Toromont to prepare its annual and interim financial statements.

Audit Committee Member	Relevant Education and Experience
John S. McCallum	Mr. McCallum has been a Professor of Finance in the I. H. Asper School of Business at the University of Manitoba since 1973, teaching and conducting research in capital markets and financial institutions. He is also past Chairman of Manitoba Hydro and is a member of a number of public and private sector boards.

Robert M. Franklin	Mr. Franklin acquired significant financial experience and exposure to accounting and financial issues while serving as Chairman of Placer Dome Inc. Mr. Franklin is also a director of several public companies.

Ronald G. Gage	Mr. Gage is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Gage retired as Chairman and Chief Executive Officer of Ernst & Young LLP, Canada in 1999 after a 38 year career in public accounting and, in such capacity, actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements. Mr. Gage is also a member of the Canadian Public Accountability Board and is a director of several public companies.
External Auditors
The Corporation’s Auditors, Ernst & Young LLP, have prepared an auditors’ report on the Corporation’s annual financial statements for the year ended December 31, 2008. As at February 27, 2009, Ernst & Young LLP has advised that it is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
External Auditor Service Fees
All non-audit services are pre-approved by the Audit Committee. External Auditor Service Fees by category can be found in the Management Information Circular for the Corporation’s 2009 Annual Meeting of Shareholders and are incorporated herein by reference. The Audit Committee has pre-approved a budget for certain specific non-audit services such as the quarterly high-level review of interim financial statements and assistance with tax returns. Management reports on all such expenditures at each Audit Committee meeting. In addition, all engagements in excess of $10,000 with the external auditors must be documented by an engagement letter and pre-approved by the Audit Committee or its Chair or failing him, any member of the Audit Committee. Any such approvals by the Chair or a member must be presented to the Audit Committee at the next quarterly scheduled meeting.
ADDITIONAL INFORMATION
Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, where applicable, is set out in the Corporation’s Management Information Circular dated as of February 27, 2009, prepared in connection with its Annual and Special Meeting of Shareholders to be held on April 23, 2009.
Additional financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for the most recently completed financial year. A copy of these documents may be obtained upon request from the Vice President, Human Resources and Legal and Corporate Secretary of the Corporation or found on SEDAR at www.sedar.com.
When the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Corporation shall provide any person, upon request to the Vice President, Human Resources and Legal and Corporate Secretary of the Corporation:
1.	One copy of the current Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in that Annual Information Form.

2.	One copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed subsequent to the financial statements for its most recently completed financial year.

3.	One copy of the Information Circular of the Corporation in respect of its most recent Annual Meeting of Shareholders or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate.

4.	One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (1) to (3) above.
At any other time, the Corporation will provide upon request one copy of any of the documents referred to in (1), (2), (3) and (4) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation. For additional copies of this Annual Information Form or any of the materials listed in this paragraph, please contact Investor Relations, Toromont Industries Ltd. at 3131 Highway 7 West, Concord, Ontario, L4K 1B7; telephone 416-667-5511; fax 416-667-5555; or by email to: investorrelations@toromont.com.

APPENDIX A
AUDIT COMMITTEE
TERMS OF REFERENCE
ORGANIZATION
The Corporation has established an Audit Committee of the Board of Directors. These terms of reference govern the operations of the Audit Committee, as approved by the Board of Directors. The Committee shall review and reassess the terms of reference annually. The Committee shall be appointed by the Board and shall comprise at least three directors, each of whom are independent (as defined by applicable legislation). All Committee members shall have a sufficient level of financial literacy to understand the issues to be raised in the Corporation’s financial statements, and at least one Audit Committee member shall have accounting or related financial expertise.
Principal duties include oversight responsibility for financial statements and related disclosures, reports to shareholders and other related communications, establishment of appropriate financial policies, the integrity of accounting systems and internal controls, approval of all audit and non-audit services provided by the independent auditor, consultation with the auditor independent of management, overseeing the work of the independent auditor and monitoring and directing, as appropriate, the Internal Audit Department.
STATEMENT OF POLICY
The Committee will provide assistance to the Board in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the Corporation’s financial statements, and any legal compliance or ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, the independent auditor and management of the Corporation. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation and the power to retain and pay outside counsel, or other experts it determines necessary to carry out its duties.
RESPONSIBILITIES AND PROCESSES
The primary responsibility of the Audit Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditor is responsible for auditing those financial statements. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behavior.
The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

•	The Committee shall have a clear understanding with management and the independent auditor that the independent auditor reports to and is ultimately accountable to the Board and the Audit Committee, as representatives of the Corporation’s shareholders. The Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditor. The Committee shall assure itself that the external auditor is independent from management and the Corporation, and will have access to all information about the audit firm’s relationship with the Corporation that is necessary to come to a reasonable conclusion. Annually, the Committee shall review and recommend to the Board the selection of the Corporation’s independent auditor, subject to shareholders’ approval.

•	The Committee shall discuss with the independent auditor the overall scope and plans for their audit including the adequacy of staffing and the audit fees. Such audit and fees are subject to the approval of the Committee. The Committee will recommend to the Board the appointment of the external auditor and the fees for such Auditors. Also, the Committee shall discuss with management, and the independent auditor the adequacy and effectiveness of the accounting and financial controls, including the Corporation’s system to monitor and manage business risk, and any legal and ethical compliance programs (including complaint mechanisms). The Committee will develop and maintain a relationship with the independent auditor that allows for full, open, and timely discussion of all material issues, with or without management as appropriate in the circumstances.

•	The Committee shall approve services to be rendered by the independent auditor and fees associated there-with in advance of such activity taking place. The Committee may delegate this approval to one or more of its members. Any such services not requiring pre-approval must be presented to the full Audit Committee at its next scheduled meeting.

•	The Committee shall, on behalf of the Board, review and approve press releases on quarterly financial results and interim reports to shareholders including the financial statements, note disclosure and Management’s Discussion and Analysis included therein prior to public disclosure of such information. The Committee will periodically consider the extent of involvement of the independent auditor in connection with the interim financial statements, Management’s Discussion and Analysis, and interim note disclosures. The Committee will periodically review and satisfy itself as to the adequacy of procedures for the review of other public disclosure by the Corporation of financial information derived from the Corporation’s financial statements.

•	The Committee will review with management and the independent auditor and recommend for approval by the Board the annual audited consolidated financial statements, Management’s Discussion and Analysis and Annual Information Form.

•	The Committee shall review any significant adjustments to financial statements, unusual transactions, investments or other transactions that could materially affect the viability of the Corporation, in addition to all material transactions with related parties. The Committee will make appropriate inquiries with respect to any significant litigation or regulatory compliance matters and report on these matters to the Board.

•	At least annually, the Committee (or its designate) shall review expenses incurred by the Executive Chairman, President and Chief Executive Officer and Chief Financial Officer.

•	At least annually, the Committee shall obtain confirmation that management has complied with the Corporation’s Code of Business Conduct and other policies inclusive of those promulgated by securities legislation. The Committee will also review complaints to the Corporation’s Compliance Hotline regarding financial matters.

•	At least annually, the Committee shall receive a report from the Corporation’s Disclosure Committee as to the Committee’s activities and its recommendations on changes, if any, to the Corporation’s disclosure practices. In addition, the Committee shall receive a report from the

Disclosure Committee recommending disclosure of all press releases, financial statements, Management Discussion & Analysis and other public disclosure materials before the Committee approves such documents.

•	The Committee shall review with management and the independent auditor the financial statements to be included in the Corporation’s Annual Report, including their judgment about the quality and acceptability of accounting principles, the reasonableness of significant accounting estimates and judgments, and the clarity of the disclosures in the financial statements and related footnotes. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards.

•	The Committee shall approve the Corporation’s hiring of partners, employees and former partners and employees of the present and former external auditor of the Corporation.

•	The head of the Corporation’s Internal Audit department will have a functional reporting relationship direct to the Committee. The Committee will provide such guidance and direction to the Internal Audit department as it deems necessary to ensure the independence and appropriate functioning of such department. The Committee shall receive an Annual Report from the head of Internal Audit outlining plans for the subsequent year and quarterly reports describing progress against the plan and any relevant findings. The Committee will develop and maintain a relationship with the Head of Internal Audit that allows for full, open, and timely discussion of all material issues, with or without management as appropriate in the circumstances.